May 14, 2009

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Ernest Greene

Re:	GenCorp Inc.
Form 10-K for Fiscal Year Ended November 30, 2008 Form 10-Q for Fiscal Quarter Ended February 28, 2009 Definitive Proxy Statement filed March 2, 2009 File No. 1-01520

Dear Mr. Greene:

We acknowledge receipt of the letter of comment dated May 7, 2009 from the staff (“the Staff”) of the Securities and Exchange Commission (“the Commission”) with regard to the above-referenced matters filed by GenCorp Inc. (“the Company”).  For your convenience, we have reproduced the text of the Staff’s comments in italics below and our responses appear immediately below each comment.

Form 10-K For the Year Ended November 30, 2008

Item 1.  Business, Page 1

1.
We note your response to comment two in our letter dated April 1, 2009, and in particular the sentence in your proposed revised disclosure for future filings that “Some important risk factors that could cause actual results or outcomes to differ from those expressed in the forward-looking statements are described in the section “Risk Factor” in Item 1A of this Report.”  Your use of the word “some” in this sentence suggests that there are other material risks that are not set forth in your risk factor disclosure.  Your risk factor disclosure should address all of the material risks that you face.  Please revise your disclosure accordingly.

The Company believes it has disclosed all of the material risks that could cause actual results or outcomes to differ in its risk factor disclosure.  In future filings, the Company will avoid using the word “some” in this sentence.

May 14, 2009

Definitive Proxy Statement filed on March 2, 2009

Executive Compensation, page 24
Compensation Discussion and Analysis, page 25
Compensation Benchmarking, page 26

2.
We note your response to comment 14 in our letter dated April 1, 2009.  Based on your disclosures, its still appears to us that your compensation committee has engaged in benchmarking.  In this regard, we note the following disclosures in your definitive proxy statement filed March 2, 2009:

•	Page 26: “The Compensation Committee sets base salaries, target annual cash incentive levels and target annual long-term incentive award values at the 50th percentile of competitive market levels.”

•
Page 27: “In determining the amount of any increases in salaries, the Compensation Committee (i) compares current cash compensation with compensation for comparable executive positions in industry studies and data described under Compensation Benchmarking. . . ..”

•
Page 27: “The target annual cash bonus is established through an analysis of compensation for comparable positions as noted in the studies described under Compensation Benchmarking and is intended to provide a competitive level of compensation when the executives achieve their performance objectives.  Combined salaries and target bonus levels, on an aggregate basis, are intended to approximate the 50th percentile level.”

•
Page 30: “The amount of equity-based awards granted to executives has been determined by subtracting the executive’s annual cash compensation opportunity from the total targeted annual compensation that is competitive with the market (generally in the 50th percentile range).”

In future filings, please identify by name the companies the committee uses for comparative purposes in order to make compensation decisions.  To the extent any specific elements of compensation are tied to a benchmark, please identify the benchmark and discuss where your actual payments and awards fell with respect to the benchmark, and to the extent that actual compensation deviated from the benchmark, please provide an explanation of the reasons for this deviation.

The Compensation Committee evaluates the compensation practices of hundreds of companies in various industries, which are included in broad-based surveys prepared by third parties, to set executive compensation and determine percentile levels.  The Compensation Committee does not identify specific companies for comparative purposes and no specific element of compensation is tied to benchmarking.   In future filings, the Company will avoid making statements that give the appearance of benchmarking.

May 14, 2009

If you have any further questions or require additional information, please do not hesitate to contact me at 916-355-2361.

Sincerely,

/s/ Kathleen E. Redd

Kathleen E. Redd
Vice President, Chief Financial Officer and Secretary